Structured Products FWP	Filed Pursuant to Rule 433 Registration No. 333-131970 February 8, 2007
To the pricing supplement subject to completion dated February 6, 2007

Currency-Linked Securities due August 29, 2008 Linked to a Global Currency Basket

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse (USA), Inc. has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the pricing supplement subject to completion dated February 6, 2007, product supplement dated December 12, 2006, prospectus supplement dated September 6, 2006 and prospectus dated February 21, 2006 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Risk Considerations” section herein and the “Risk Factors” section of the product supplement, which set forth a number of risks related to the securities.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse (USA), Inc., any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at:
http://www.sec.gov/Archives/edgar/data/29646/000104746907000702/a2175838z424b2.htm

Overview

•      The securities are fully principal-protected at maturity and offer uncapped upside exposure to a basket of currencies.

•      The underlying exchange rates, expressed as the number of U.S. dollars per one reference currency, included in the basket are weighted as follows:

•                  + 25% in Thai Baht/U.S. dollar spot rate

•                  + 25% in Chinese Yuan/U.S. dollar spot rate

•                  + 25% in Singapore Dollar/U.S. dollar spot rate

•                  + 25% in South African Rand/U.S. dollar spot rate

•                  - 25% in Swiss Franc/U.S. dollar spot rate

•                  - 25% in Canadian Dollar/U.S. dollar spot rate

•                  - 25% in European Union Euro/U.S. dollar spot rate

•                  - 25% in Czech Koruna/U.S. dollar spot rate

•      At maturity, if the final basket level is greater than or equal to zero, the return on your principal amount is the greater of i) the participation minimum, expected to be between 10% to 10.5%, or ii) the final basket level. If the final basket level is less than zero, the redemption amount will equal the principal amount of your securities.

•      The securities are issued by Credit Suisse (USA), Inc (AA-/Aa3). The securities will be registered with the Securities and Exchange Commission and sold with minimum investment denominations of USD 10,000.

Who Should Consider an Investment in the Securities?

•      Investors who are looking to add exposure to the underlying currencies to their portfolios.

•      Investors interested in a 100% principal-protected investment.

•      Investors who expect to hold this investment until maturity.

Key Terms

Underlying:	Basket of Currencies

Issuer:	Credit Suisse (USA), Inc. (AA-, Aa3)

Trade Date:	February 20, 2007

Initial Basket Level:	0.0

Initial Level:

For each currency, will equal the U.S. dollar exchange spot rate of such currency on the business day immediately following the trade date at approximately 11:00 a.m., New York time, expressed as the number of U.S. dollars per one unit of such currency

Final Basket Level:

Wi = weight, n=8, Ii= initial CCY/USD, Fi= final CCY/USD

Valuation Date:	August 26, 2008

Maturity Date:	August 29, 2008

Cap:	Uncapped

Downside Protection:	100% principal protection on the Maturity Date

Participation Minimum:	[10% - 10.5%]

Redemption Amount at Maturity:	a) If the Final Basket Level is unchanged or greater than the Initial Basket Level, the Redemption Amount is:

Principal Amount + [Principal Amount*Max (Participation Minimum, Final Basket Level)]

b) If the Final Basket Level is less than the Initial Basket Level, the Redemption Amount is:

Principal Amount + Zero

*                    The indicative terms provided in this document are incomplete and subject to change.  The final terms will be determined on the Trade Date and disclosed in the final pricing supplement.

Hypothetical Redemption Amounts

The following table illustrates the hypothetical total return on the Currency-Linked Securities that would be received at maturity for a range of Basket Returns as shown in the table on the left.  The table assumes a minimum upside participation level of 10.25%. Hypothetical redemptions are for illustration purposes only.

Historical Performance

The following graphs set forth the historical performance of each part of the Basket based on the weekly Basket closing level from the first quarter of 2002, through the end of January 2007. We obtained the Basket closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Basket should not be taken as an indication of future performance.

Appreciation in the level of the long currencies against the US dollar will have a positive effect on the final basket level, while the appreciation in the level of the short currencies against the US dollar will have a negative effect on the final basket level. In order for the final basket level to be greater than zero, the aggregate weighted appreciation of the long currencies must be greater than the aggregate weighted appreciation of the short currencies.

Long:

Short:

Supplemental Information Regarding U.S. Federal Income Tax Considerations

The Issuer and by its acceptance of thesecurities each security holder agrees to treat thesecurities as indebtedness for U.S. federal income tax purposes that is subject to the regulations governing contingent payment debt instruments.  Holders of the securities should consult their own tax advisors regarding the tax treatment of the securities.

Pursuant to the Contingent Debt Regulations, you will be required to include original issue discount (“OID”) in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the securities.  We have determined that the approximate comparable yield of the securities is an annual rate of 5.367%, compounded semi-annually.

Solely for tax purposes and not as a representation of any kind regarding the actual yield of the Securities or actual amounts that will be paid thereon, we have included a preliminary projected payment schedule, based on the comparable yield, that calculates the amount and timing of contingent interest payments and OID accruals.  Please see the U.S. federal income tax discussion in the Pricing Supplement, subject to completion, dated February 6, 2007, for additional information.

Principal Amount:
$10,000
		Interest	Adjusted	Daily
Date	Payments	Accrual	Issue Price	Accrual

30-June-07	0.00	183.37	10,183.37	1.49
31-Dec-07	0.00	273.27	10,456.64	1.52
30-June-08	0.00	280.60	10,737.24	1.56
29-Aug-08	0.00	94.44	10,831.68	1.60

Projected Amount Payable at Maturity			10,831.68
Includes Interest Accrual of		831.68

Please see the final Pricing Supplement for the final projected payment schedule.

Risk Considerations

A purchase of the securities involves risks.  This section summarizes certain additional risks relating to the securities.  We urge you to read the following information about these risks, together with the information in the pricing supplement subject to completion dated February 6, 2007, product supplement dated December 12, 2006, prospectus supplement dated September 6, 2006 and prospectus dated February 21, 2006 before investing in the securities.

•      The securities do not pay interest.  We, the issuer, will not pay interest on the securities. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the redemption amount at maturity is based on the appreciation or depreciation of the basket. Even if the redemption amount at maturity is greater than the principal amount, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•      The securities may not pay more than the principal amount at maturity.  If the final basket level is less than the initial basket level, you will receive only the principal amount of your securities at maturity.

•      An investment in the securities is not the same as an investment in the currencies underlying the basket or a security directly linked to the currencies.  An investment in the securities does not entitle you to any ownership interest or rights in the underlying currencies or future contracts on the currencies. In addition, even if one or more of the underlying currencies appreciates in value, you may not receive a corresponding appreciation in your investment if the final basket level is less than the initial basket level.

•      There may be little or no secondary market for the securities.  The securities will not be listed on any securities exchange. We cannot assure you that a secondary market for the securities will develop. Credit Suisse Securities (USA) LLC currently intends to make a market in the securities, although it is not required to do so and may stop making a market at any time. If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

•      The market value of the securities may be influenced by many factors that are unpredictable.  Many factors, most of which are beyond our control, will influence the value of the securities and the price at which Credit Suisse Securities (USA) LLC may be willing to purchase or sell the securities in the secondary market, including:

•  The current level of the currencies in the basket.

•  Interest and yield rates in the market.

•  Economic, financial, political and regulatory or judicial events that affect the currencies in the basket or economics of the originating countries of such currencies.

•  The volatility of the currencies in the basket.

•  The time remaining to maturity of the securities.

•  Credit Suisse’s creditworthiness.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of the any change resulting from another factor or factors.

•      There may be potential conflicts of interest. We and our affiliates play a variety of roles in connection with the securities, including acting as underwriter, calculation agent and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates are potentially adverse to your interests as a security holder.